UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Regional Management Corp.
(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

75902K106

(CUSIP Number)

May 3, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75902K106	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Forager Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,086,102
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,086,102
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,102
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 75902K106	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Forager Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,086,102[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,086,102
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,102
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%
12	TYPE OF REPORTING PERSON (See Instructions) IA

______________________________

1 Shares reported in this table are held by Forager Fund, LP, of which the Reporting Person is the general partner.

CUSIP No. 75902K106	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Edward Kissel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,086,102[2]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,086,102

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,102
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%
12	TYPE OF REPORTING PERSON (See Instructions) HC; IN

__________________________

2 Shares reported in this table are held by Forager Fund, LP, of which Forager Capital Management, LLC is the general partner.  The Reporting Person is a managing partner of Forager Capital Management, LLC.

CUSIP No. 75902K106	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS Robert MacArthur
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,086,102[3]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,086,102

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,102
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%
12	TYPE OF REPORTING PERSON (See Instructions) HC; IN
______________________________

3 Shares reported in this table are held by Forager Fund, LP, of which Forager Capital Management, LLC is the general partner.  The Reporting Person is a managing partner of Forager Capital Management, LLC.

CUSIP No. 75902K106	Page 6 of 7 Pages

ITEM 1(a).	NAME OF ISSUER
Regional Management Corp. (the “Issuer”)
ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
979 Batesville Road, Suite B
Greer, SC 29651
ITEM 2(a).	NAME OF PERSONS FILING

This joint statement on Schedule 13G is being filed by Forager Fund, LP, a Delaware limited partnership (the “Fund”), Forager Capital Management, LLC, a Delaware limited liability company and the general partner of the Fund (the “General Partner”), Edward Kissel and Robert MacArthur (collectively, the  “Reporting Persons”).

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE
The business address of each of the Reporting Persons is 2025 3rd Ave. N, Suite 350, Birmingham, AL 35203.
ITEM 2(c).	CITIZENSHIP
The Fund is a Delaware limited partnership. The General Partner is a Delaware limited liability company. Each of Messrs. Kissel and MacArthur is a citizen of the United States.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES
Common stock, $0.10 par value (the “Common Stock”).
ITEM 2(e).	CUSIP NUMBER
75902K106
ITEM 3.	Not applicable.
ITEM 4.	OWNERSHIP

The Reporting Persons, in the aggregate, beneficially own 1,086,102 shares of Common Stock of the Issuer, representing approximately 11.0% of such class of securities.  Each of the Fund, the General Partner and Messrs. Kissel and MacArthur beneficially owns 1,086,102 shares of Common Stock representing approximately 11.0% of the class. The percentages of beneficial ownership reported herein, and on each Reporting Person’s cover page to this Schedule 13G, are based on a total of 9,896,200 shares of the Common Stock issued and outstanding as of May 1, 2024, as reported in the most recent quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended March 31, 2024.

Each of the Fund and the General Partner has the sole power to vote and dispose of 1,086,102 shares of Common Stock.  Each of Messrs. Kissel and MacArthur has the shared power to vote and dispose of 1,086,102 shares of Common Stock.

CUSIP No. 75902K106	Page 7 of 7 Pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.
ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2024

FORAGER FUND, LP
By:	Forager Capital Management, LLC,
its General Partner

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

FORAGER CAPITAL MANAGEMENT, LLC

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

EDWARD KISSEL

/s/ Edward Kissel
Edward Kissel

ROBERT MACARTHUR

/s/ Robert MacArthur
Robert MacArthur